United States securities and exchange commission logo





                             August 7, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       OceanTech Acquisitions I Corp.
       515 Madison Avenue, Suite 8133
       New York, New York 10022

                                                        Re: OceanTech
Acquisitions I Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed July 10, 2023
                                                            File No. 333-273186

       Dear Surendra Ajjarapu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed July 10, 2023

       Cover Page

   1. We note your disclosure that, upon consummation of the business combination, all of the issued and outstanding
capital stock of Regentis will be cancelled in exchange for "the right for each of
Regentis' shareholders to receive its Pro Rata Share . . . of the Merger
                                                        Consideration." Please
amend the disclosure on your cover page to provide an estimate of the per share pro rata
portion of the merger consideration to be received by Regentis shareholders as of a
recently practicable date.
       Q: Do I have redemption rights?, page 19

   2.                                                   We note that certain
shareholders, including OTEC   s Sponsor, directors and executive
                                                        officers, have agreed
to waive their redemption rights. Please describe any consideration
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         provided in exchange for this agreement. In addition, please revise your Background of the Business Combination beginning on page 127 to disclose the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 23

3. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders for your tables showing share ownership in the post-closing company at various redemption levels, including on a fully diluted basis.
4. Please clarify what percentage of public shareholders redeem their shares in your maximum redemption scenario. Please also revise to clarify, if possible, that more public shareholders may redeem than assumed for the purposes of your maximum redemption scenario. We also note your disclosure in the Security Ownership of Certain Beneficial
         Owners and Management section on page 277 referencing a "contractual maximum redemption scenario." Please define or explain the "contractual maximum redemption scenario" and clarify whether the maximum redemption scenario shown here is the same as the "contractual maximum redemption scenario" referenced on page
277.
5. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Please also clearly disclose the ownership percentages of the OTEC Public Stockholders and Regentis
         Stockholders based on each of the scenarios disclosed in the second table on page 23.
6. We note your disclosure on page 20 that aggregate fees of $3,614,100 are due to the underwriter of the OTEC IPO as deferred underwriting commissions. In your sensitivity analysis related to dilution presented here, it does not appear that the underwriting fees are adjusted based on redemption levels. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Q: What factors did OTEC's board of directors consider in evaluating the Business
Combination?, page 24

7. Some of the factors you list appear conclusory in nature or generically stated. Please revise each factor to provide insight into and context for how the factor supports the
         board   s recommendation. For example, disclose the basis of your
finding that the Regentis
         management team is "well-incentivized and aligned in an effort to create stockholder value." Please also disclose how "[y]our extensive experience and creativity can architect a win-win solution for both sides of the transaction." Additionally, discuss how each of the other factors you provide supported the board's recommendation. For example, discuss what about the size and forecast growth rates of the applicable markets for Regentis'
         product as well as what regarding the technical quality of Regentis' product specifically supported the recommendation. Please also specifically address how the board took the
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         enterprise value of approximately $96 million into account in recommending the transaction. Make conforming changes throughout your filing, including to your disclosure on pages 133-135.
Q: What interests do the Sponsor and the current officers and directors of OTEC have in the
Business Combination?, page 27

8. Please revise the conflicts of interests discussion here and elsewhere throughout the registration statement, as appropriate, to clarify how the board considered those conflicts in negotiating and recommending the business combination.
9. Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Prospectus Summary, page 36

10. Please revise your discussion of the target, Regentis Biomaterials Ltd., to provide additional and balanced disclosure on the current state of operations, including the current state of clinical trials and regulatory approvals for the company's products, with reference to FDA approval, and to disclose the company's history of operating losses and accumulated deficit.
Conditions to Consummation of the Business Combination, page 39

11. Please identify each closing condition that is subject to waiver. For example, disclose whether approval of OTEC's listing application with Nasdaq or the Closing Cash
         Condition may be waived. Please also revise your risk factor on page 85, as applicable, to address material risks related to closing conditions that may be waived.
Risk Factors
Risks Related to OTEC and the Business Combination, page 84

12. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
13. We note the risk factor disclosure on page 86. Please provide risk factor disclosure advising as to all sources of potential dilution holders of your common stock may experience. The risk factor should discuss potential dilution from your public and private warrants, extension warrants, earnout shares, RSUs, options, Regentis Warrants
         Converted to OTEC Warrants, loan grant shares as well as the common stock issuable pursuant to the Equity Incentive Plan or pursuant to a PIPE Invesment or other financing.
Activities taken by existing OTEC stockholders to increase . . ., page 90

14. We note your disclosure here and on page 125 that "[a]t any time prior to the special
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         meeting, during a period when they are not then aware of any material nonpublic information regarding OTEC or its securities, OTEC, the Sponsor, OTEC's officers and directors, Regentis, and Regentis' officers and directors and/or their respective affiliates may purchase OTEC Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of OTEC Common Stock or vote their shares of OTEC Common Stock in favor of the Business Combination Proposal." Please provide us with your analysis of how these transactions comply or will comply with Rule 14e-5 of the Exchange Act. Refer to Tender
         Offer Rules and Schedules Compliance and Disclosure Interpretation
166.01 for guidance.
A new 1% U.S. federal excise tax . . ., page 103

15. Please revise the risk factor on page 103 regarding the excise tax to clearly state the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Background of the Business Combination, page 127

16. Please revise the Background section to provide additional detail describing the negotiations concerning key aspects of the business combination and related transactions, including, without limitation, the scope and valuation of Regentis' business, including as negotiated through the three rounds of discussions between the parties; the merger consideration and the structure of the transaction, including the negotiation of ancillary agreements such as the Sponsor Support Agreement, pursuant to which the Sponsor has a contingent right to received the Earnout Shares and the negotiation and marketing processes for any PIPE transaction. In addition, we note your disclosure elsewhere that a condition to closing of the transaction includes the available closing OTEC cash shall be equal or greater than $6,000,000. Please describe the negotiations related to this minimum cash condition. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made between February 4, 2023 and May 2, 2023 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the four months of negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.
17. Please revise your disclosure to provide additional detail, including timing, regarding the search process, including how you selected which potential target companies to review.
         Describe the process of identifying the initial 23 companies with which you entered into discussions, the progress of those discussions and on what basis you then determined to enter into non-disclosure agreements with 19 potential targets, and further explain how the field of 19 narrowed to the 13 targets to which you delivered non-binding offers and then
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         ultimately to the four potential targets with which you fully executed non-binding offers.
         Please clearly identify the targets to which you delivered, and also those with which you executed, non-binding offers.
18. With respect to the companies with which you executed non-binding offers but did not pursue business combinations, please expand your disclosure to discuss in greater detail the due diligence that was conducted, including whether potential targets submitted information about products/product candidates, financial statements, etc. and explain the reason why you did not pursue business combinations with each. Your disclosure should provide shareholders with an understanding of why other target companies were ultimately chosen as business combination partners.
19. We note your disclosure with respect to Captura that "the OTEC board of directors determined it was in the best interest of OTEC to terminate the business combination agreement with Captura." Please amend your disclosure to explain the basis for the board's determination. Please also disclose whether OTEC incurred any penalties or liabilities with respect to the termination of the business combination agreement with
         Captura. Provide similar disclosure, as applicable, with respect to your business combination agreement with Majic Wheels Corp. and the termination of the same.
20. We note your disclosure on page 131 that on February 28, 2023, the OTEC board of directors approved the sale of the OTEC securities held by the Initial Sponsor to the
         Sponsor, which was    controlled by a related party.    We also note
that the Sponsor
         assumed certain obligations of and acquired the shares of the Initial Sponsor and that certain management changes took place, including Mr. Ajjarapu, replacing Mr. Adir as
         Chief Executive Officer of OTEC. Please revise your disclosure here, as well as elsewhere
         in the registration statement such as in the OTEC   s Business section
and in the Certain
         Relationships and Related Person Transactions section, as appropriate, to discuss how the
         Initial Sponsor and the Sponsor were introduced, any negotiations that took place concerning material terms of the sale, including the aggregate consideration of $1.00, the
         board   s reasons for which it approved the sale, and any material terms of the Purchase
         Agreement, dated March 13, 2023.
21. In the event that the Sponsor has other SPACs in the process of searching for a target company, please revise to disclose whether the Sponsor considered more than one active
         SPAC to be the potential acquirer of Regentis and how the final decision was reached.
22. Please disclose any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.
23.      Please disclose when you retained Nelson Mullins Riley & Scarborough
LLP
         and Goldfarb Gross Seligman & Co. as well as when Doron Tikotsky Kantor Gutman
         Nass & Amit Gross was engaged.
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24. Please disclose the conflicts of interest, if any, arising from Maxim's engagement as
         Regentis' financial advisor, given Maxim's role as OTEC's underwriter for its IPO and in finding a target and facilitating the business combination while being engaged by OTEC prior to its engagement as Regentis' financial advisor.
Unaudited Prospective Financial Information of Regentis, page 136

25. We note your disclosure that you have "summarized in the table" the "key elements of the projections provided by management of Regentis to OTEC." Revise to clarify if you have disclosed all the projections provided to OTEC, or only "key elements." If you have not provided all projections given to OTEC, revise to include all material projections and tell us why you believe any projections not included in the document are not material.
26. We reference the projections considered by OTEC in connection with the Business
         Combination on page 138. We have the following comments regarding these projections:

                Please revise to provide additional information surrounding material assumptions and estimates underlying the projected financial information to provide investors with sufficient information to evaluate the reasonableness of these projections. For example, explain for each scenario presented the specific assumptions used to prepare the projections, including related to market penetration, number of procedures per year, prices, timing of regulatory approval, costs of goods and operating expenses during each of the years. Disclose any specific assumptions related to material macroeconomic factors, such as low interest rates. Disclose whether specific market and industry conditions were assumed such as whether the assumptions include the possibility of new market entrants and meaningful competition within the target markets and industries. In addition, clarify how the assumptions were determined.

                Separately disclose projections for each of the years
2027-2033;

                Separately disclose projections for each of the current and future products discussed on pages 197- 204;

                Explain the difference between the three scenarios presented:
Base, Conservative,
              and Optimistic, including the different assumptions you considered for each scenario;

                Explain how management and the Board considered and relied upon the projections and how they determined these projections were reasonable, particularly in light of the length of the projections and that Regentis has not commenced operations and has not generated revenues to date;

                Please consider the need to provide cautionary language that addresses the fact that the farther out projections go, the more speculative they become. Address the reasonableness of 10-year projections of revenues related to operations of Regentis
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              that have not commenced.
Opinion of The Mentor Group, Inc, page 140

27. Please address the following with respect to Mentor's methodology and calculations:

                We note your disclosure on page 141 that for the purposes of its opinion, Mentor reviewed various documents, including the forecasts for Regentis for three different financial performance scenarios through 2033 dated April 19, 2023. We also note your disclosure on page 143 that, with respect to its income approach, Mentor performed three discounted cash flow analyses based on three financial projections
              and that it calculated    (i) the estimated present values of the
three projected unlevered
              free cash flows of Regentis from fiscal years 2023-2033, and (ii) estimates of the present values of the implied terminal values for each of the three forecasts using the
              Gordon Growth Model by applying a long-term growth rate of 3.10 percent to
              Regentis 2033 forecast revenue.    Given that the projections
provided on page 138
              show revenues, operating expenses and EBITDA for only each year 2023, 2024, 2025 and 2026 and then for a single six-year period from 2027-2033, please explain how
              Mentor derived unlevered free cash flows for each fiscal year from 2023-2033 as well as the revenue forecast for 2033, including any key assumptions that were made.

                Please clearly define unlevered free cash flow as used here by Mentor and discuss how it was derived from the forecasts provided by Regentis.

                We note your disclosure that, with respect to the market approach, Mentor reviewed transactions of companies that Mentor deemed relevant "based on the companies'
              operations that may in certain respects . . . be considered similar to those of
              Regentis." Please provide additional detail describing how Mentor selected the relevant transactions, including a brief description of the "certain respects" that may be considered similar to those of Regentis.

                Please briefly explain the significance of the "relationship between MVIC and acquired company revenues," including the significance of the relationship for acquired company revenues for the years 2020-2023 being "determined to be stronger than the relationship between MVIC and acquired company revenues for the years
              2019-2023."

                We note that, with respect to its market approach, Mentor selected the median and first quartile of the acquired company revenue multiples of acquired company equity to apply to the 2027 forecast revenue of Regentis and determined a range of implied
              equity values for Regentis.    Please revise to discuss why
Mentor selected the
              median and first quartile multiples to apply to the 2027 forecast revenue of Regentis.
              In addition, explain how Mentor derived the 2027 forecast revenue of Regentis from the projections provided by Regentis management disclosed on page 138, and
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              whether it used the 2027 forecast for each scenario and on what basis it made its decision, including any key assumptions that were made.
The Agreement and Plan of Merger, page 167

28. We note your disclosure in this section describing the general categories of representations and warranties in the merger agreement, and certain customary covenants.
         Please amend to provide disclosure describing the details of the material representations and warranties and covenants included in the agreement and plan of merger.
OTEC's Business, page 183

29. We note your disclosure on page 193 that certain of your directors and executive officers, including Mr. Ajjarapu and Mr. Knuettel, have past or ongoing involvement with other
         SPACs. To the extent that your sponsor and your management have a track record with
         SPACs, please revise to provide balanced disclosure about this record and the outcomes of the prior transactions, including disclosing the names of all prior sponsored SPACs, the status of each, and the dates of any successful business combinations. Regentis' Business, page 197

30. We note your disclosure on pages 207-208 that Regentis has entered into a Data
         Agreement with TiGenix as well as a Supply Agreement with Baxter and Teva and a
         Services Agreement with Baxter. Please file each of these agreements as an exhibit to the registration statement or, in the alternative, please tell us why you believe that you are not required to file the agreements. Refer to Item 601(b)(10) of Regulation S-K.
OTEC Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 218

31. We note your disclosure throughout this section discussing several extensions of the time the company has effected to consummate its initial business combination. With respect this this disclosure, where you state that "the Company caused to be deposited" certain amounts of funds into the Trust Account, please identify the party who deposited the funds.
Results of Operations, page 221

32. Please explain the reason for the significant change in fair value of the warrants each period.
Underwriting Agreement and Amendment, page 222

33. Please amend your filing to describe the "certain issues and concerns that have arisen between Maxim and the Company." In addition, we note that Maxim Group
LLC
         performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please clarify whether
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         the deferred underwriting fees of $3,614,100 and the $2,000,000 cash payment disclosed here are the only fees payable to Maxim Group LLC that are contingent on completion of the business combination. Please also file as an exhibit to the registration statement the amended Underwriting Agreement. Refer to Item 601(b)(1) of Regulation S-K.
Critical Accounting Policies, page 227

34. Please update this section to clearly identify your critical accounting estimates. The disclosure should supplement, not duplicate, the accounting policy description provided in the notes to the financial statements, and should provide greater insight into the quality and variability of information regarding financial condition and operating performance.
         Please refer to Item 303 of Regulation S-K.
Finance Expenses, page 227

35. Please revise to disclose the reason for the significant decrease in finance expenses in fiscal 2021 and the reason for the significant change in the fair value of the convertible notes.
Regentis' Management's Discussion and Analysis of Financial Condition and Results of
Operations
Research and Development Expenses, page 227

36. Revise to provide additional disclosure about the nature of research and development expenses incurred during each period presented. In that regard, the disclosure should elaborate on the composition of "material expenses" and explain the nature of the services provided by subcontractors.
Net Loss, page 227

37. We note your disclosure that the decrease in your net loss was mainly the result of a decrease in your finance expenses and general administrative expenses, net which was offset by an increase in your research and development expenses. However, you also disclose that your general and administrative expenses increased for the relevant period.
         Please revise for consistency or advise.
Regentis Executive Compensation
Engagement Agreements with Executive Officer, page 232

38. Please file the engagement agreements described in this section, to the extent material.
         Please also file the Executive Chairman Compensation Arrangement described on page
         253. See Item 601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 235

39. We reference the disclosure throughout the filing that in no event will OTEC redeem public shares in an amount that would cause its net tangible assets (as determined in
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         accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
         Please clarify whether any of the redemption scenarios would result in net tangible assets less than the threshold and, if so, how that impacts the business combination and your plans to address this matter.
40. Please explain to us whether there are any minimum cash or equity requirements in connection with the business combination.
Regentis Related Party Transactions
Convertible Loans, page 258

41. We note your disclosure that "Regentis and the lenders under the 2020 CLAs reached an agreement pursuant to which the 2020 CLAs would be converted into Regentis ordinary shares upon the occurrence of an initial public offering based on a price per share equal to
         80% of the price per share paid in such initial public offering at a pre money valuation of
         $5.15 million." Please clarify whether the closing of the business combination would trigger the conversion of the CLAs into ordinary shares of Regentis, and if so, provide an estimate of the amount of shares of the combined company to which the CLA lenders would be entitled in connection with the business combination. Make conforming changes to your filing as applicable, including to your disclosures related to dilution.
Material U.S. Federal Income Tax Considerations, page 259

42.      It appears that you intend to file a short form tax opinion as Exhibit
8.1 to your filing.
         Please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19. Security Ownership of Certain Beneficial Owners and Management, page 277

43. Please amend the footnotes to your table to disclose the natural person(s) who has voting and dispositive control of the shares beneficially owned by Walleye Capital.
Financial Statements, page F-1

44. We see that you include pro forma information for Regentis as of and for the three months ended March 31, 2023 starting on page 240. Please revise to include financial statements for the most recent interim period for Regentis.
General

45. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your
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August 7, 2023
Page 11
         ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
46. We note your disclosure on page 3 and throughout the registration statement that you may enter into a PIPE financing and your disclosure on page 5 that as part of Proposal 2, shareholders will be asked to consider and vote on a proposal to approve the issuance of more than 20% of the issued and outstanding OTEC Common Stock in connection with the Business Combination, including the shares in the PIPE Investment. To the extent that you have begun the negotiating/marketing process for a PIPE Investment, please revise the background section to include any discussions that took place about the need to obtain additional financing for the combined company through a PIPE Investment and the negotiation/marketing processes that have taken place. Additionally, to the extent that you do enter into subscription agreements for the PIPE Investment, please revise your disclosure throughout the registration statement to:

                Discuss the key terms of any securities issued in the private placement;

                Disclose the potential impact of those securities on non-redeeming shareholders, including in your sensitivity analysis;

                Highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination; and

             Disclose if the SPAC   s sponsors, directors, officers or their
affiliates will participate
           in the private placement.
FirstName LastNameSurendra Ajjarapu
       Please also file as an exhibit to the registration statement any agreement(s) entered into in
Comapany   NameOceanTech
       connection              Acquisitions
                   with the PIPE  Investment. I Corp.
                                                 Refer to Item 601(b)(10) of
Regulation S-K.
August 7, 2023 Page 11
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Andrew M. Tucker, Esq.